

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 29, 2008

Mr. Brian C. Voegele
Senior Vice President and Chief Financial Officer
Pride International, Inc.
5847 San Felipe, Suite 3300
Houston, Texas 77057

> **Re: Pride International, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 29, 2008**
> **Schedule 14A**
> **Filed April 9, 2008**
> **Response Letter Dated June 27, 2008**
> **File No. 1-13289**

Dear Mr. Voegele:

We have reviewed your filings and response letter dated June 27, 2008, and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for Fiscal Year Ended December 31, 2007

Financial Statements, page 49

Note 14 – Segment Geographic Information, page 77

1.   Your response to prior comment 5 indicates that you have concluded you operate as a "matrix" organization and that, in such instances, paragraph 15 of SFAS 131 prescribes that operating segments should be based upon the products and services provided, rather than the geographic organization. However, the example in paragraph 15 of SFAS 131 describes a circumstance where certain managers are responsible for different product and service lines worldwide, while other managers are responsible for specific geographic areas. The structure described in your response does not appear to involve overlapping responsibility

for product and service lines and geographic areas. Rather, the structure appears to involve certain functions, such as marketing, finance, legal and asset management and engineering, which are managed on a centralized basis, with other functions that are managed on a geographic, or de-centralized, basis. Given the differences between the matrix structure described in paragraph 15 of SFAS 131, and the centralized/de-centralized structure described in your response, explain to us why you believe paragraph 15 of SFAS 131 is relevant to an analysis of your segment reporting. In this regard, describe for us in greater detail your operating and reporting structure, and explain why you believe you operate as a matrix organization. As part of your response, please also provide an organization chart.

2.   Your response to prior comment 5 indicates that your chief executive officer makes asset allocation decisions and evaluates performance for your offshore drilling fleet. However, your response does not describe the information that your chief executive officer reviews in connection with these functions. Describe for us, in reasonable detail, the information reviewed by your chief executive officer. As part of your response, explain how information by rig type, similar to that provided on page 34 of your filing, is considered in connection with allocating resources and evaluating performance. Additionally, please provide a copy of a complete set of information recently reviewed by your chief executive officer, in connection with allocating resources and evaluating performance.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Donald F. Delaney, at (202) 551-3863, or Brad Skinner, at (202) 551-3489, if you have questions regarding comments on the financial statements and related matters. Please contact John Madison, at (202) 551-3296, or Mellissa Duru, at (202) 551-3757, with any other questions.

                                                Sincerely,

                                                H. Roger Schwall
                                                Assistant Director